Exhibit 99.77(i)

Item 77 I. Terms of new or amended securities

Effective May 1, 2017, Voya Variable Portfolios, Inc. registered Class P2 Shares on behalf of Voya Emerging Markets Index Portfolio, Voya International Index Portfolio, Voya Russell Mid Cap Index Portfolio, Voya Russell Small Cap Index Portfolio, and Voya U.S. Bond Index Portfolio. In addition, at its March 9, 2017 meeting, the Board of Directors approved the agreements and other routine matters with respect to the establishment of the Portfolio’s Class P2 shares.